Exhibit 99.1

Ossen Innovation Announces Unaudited Financial Results for the Second Quarter and Six Months Ended June 30, 2017

SHANGHAI, Nov. 17, 2017 /PRNewswire/ -- Ossen Innovation Co., Ltd. ("Ossen Innovation" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the second quarter and six months ended June 30, 2017.

Three Months Ended June 30, 2017 Financial Results

	For the Three Months Ended June 30,
($ millions, except per share data)	2017	2016	% Change
Revenues	$26.4	$23.4	12.8%
Gross profit	$3.0	$2.5	22.3%
Gross margin	11.4%	10.5%	0.9%
Operating income	$1.8	$0.9	96.9%
Operating margin	6.9%	4.0%	3.0%
Net income attributable to Ossen Innovation	$1.2	$0.3	293.6%
EPS	$0.06	$0.02	200.0%

•	Revenues increased by 12.8% to $26.4 million, with strengths across all major product categories.

•	Gross profit increased by 22.3% to $3.0 million, driven by increase in revenues as well as improvement in gross margin which increased by 0.9 percent point.

•	Operating income almost doubled to $1.8 million for the three months ended June 30, 2017 from $0.9 million for the same period of last year, as a combined result of increase in gross profit and decrease in general and administrative expenses.

•	Net income was $1.2 million, or $0.06 per basic and diluted share, for the three months ended June 30, 2017, compared to $0.3 million, or $0.02 per basic and diluted share, for the same period of last year.

For the three months ended June 30, 2017, revenues increased by $3.0 million, or 12.8%, to $26.4 million from $23.4 million for the same period of last year. This increase was across all major product categories. The sales of coated PC steel materials, including both rare earth and zinc coated products, were $23.4 million and accounted for 88% of total sales for the three months ended June 30, 2017. Sales of rare earth coated products, zinc coated products, and plain surface and other products were $22.9 million, $0.4 million, and $3.1 million for the three months ended June 30, 2017, respectively.

Gross profit increased by $0.5 million, or 22.3%, to $3.0 million for the three months ended June 30, 2017 from $2.5 million for the same period of last year. Gross margin increased by 0.9 percentage point to 11.4% for the three months ended June 30, 2017 from 10.5% for the same period of last year. Gross margins for rare earth and zinc coated products were 10.2% and 42.4%, respectively, for the three months ended June 30, 2017, compared to 12.2% and 32.4%, respectively, for the same period of last year. Gross margin for plain surface and other products was 15.8% for the three months ended June 30, 2017, compared to -6.3% for the same period of last year.

Selling expenses decreased by $0.06 million, or 32.0%, to $0.13 million for the three months ended June 30, 2017 from $0.19 million for the same period of last year. The decrease was due to lower transportation cost. General and administrative expenses decreased by $0.3 million, or 21.8%, to $1.0 million for the three months ended June 30, 2017 from $1.3 million for the same period of last year. As a result, total operating expenses decreased by $0.4 million, or 23.1%, to $1.2 million for the three months ended June 30, 2017 from $1.5 million for the same period of last year.

Operating income increased by $0.9 million, or 96.9%, to $1.8 million for the three months ended June 30, 2017 from $0.9 million for the same period of last year. The increase in operation income was primarily attributable to increase in gross profit as well as decrease in general and administrative expenses in 2017. Operating margin was 6.9% for the three months ended June 30, 2017, compared to 4.0% for the same period of last year.

Net income increased by $1.0 million, or 316.4%, to $1.3 million for the three months ended June 30, 2017 from $0.3 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation increased by $0.9 million, or 293.6%, to $1.2 million for the three months ended June 30, 2017 from $0.3 million for the same period of last year. Earnings per share, both basic and diluted, were $0.06 for the three months ended June 30, 2017, compared to $0.02 for the same period of last year.

Six Months Ended June 30, 2017 Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2017	2016	% Change
Revenues	$52.0	$53.5	-2.8%
Gross profit	$4.8	$5.6	-14.4%
Gross margin	9.2%	10.4%	-1.2%
Operating income	$2.3	$2.5	-5.1%
Operating margin	4.5%	4.6%	-0.1%
Net income attributable to Ossen Innovation	$1.2	$0.8	60.2%
EPS	$0.06	$0.04	50.0%

For the six months ended June 30, 2017, revenues decreased by $1.5 million, or 2.8%, to $52.0 million from $53.5 million for the same period of last year. This decrease was mainly attributable to decrease in plain surfaced and other products and partially offset by increase in coated PC steel materials. The sales of coated PC steel materials, including both rare earth and zinc coated products, were $45.4 million and accounted for 87% of total sales for the six months ended June 30, 2017. Sales of rare earth coated products, zinc coated products, and plain surface and other products were $44.8 million, $0.6 million, and $6.6 million for the six months ended June 30, 2017, respectively.

Gross profit decreased by $0.8 million, or 14.4%, to $4.8 million for the six months ended June 30, 2017 from $5.6 million for the same period of last year. Gross margin decreased by 1.2 percentage point to 9.2% for the six months ended June 30, 2017 from 10.4% for the same period of last year. Gross margins for rare earth and zinc coated products were 7.2% and 44.7%, respectively, for the six months ended June 30, 2017, compared to 9.2% and 33.0%, respectively, for the same period of last year. Gross margin for plain surface and other products was 19.4% for the six months ended June 30, 2017, compared to 11.7% for the same period of last year.

Selling expenses decreased by $0.1 million, or 33.4%, to $0.3 million for the six months ended June 30, 2017 from $0.4 million for the same period of last year. The decrease was due to lower transportation cost. General and administrative expenses decreased by $0.5 million, or 20.0%, to $2.2 million for the six months ended June 30, 2017 from $2.7 million for the same period of last year. As a result, total operating expenses decreased by $0.7 million, or 21.8%, to $2.4 million for the six months ended June 30, 2017 from $3.1 million for the same period of last year.

Operating income decreased by $0.1 million, or 5.1%, to $2.3 million for the six months ended June 30, 2017 from $2.5 million for the same period of last year. The decrease in operation income was primarily attributable increase in general and administrative expenses and partially offset by increase in gross profit in 2017. Operating margin was 4.5% for the six months ended June 30, 2017, compared to 4.6% for the same period of last year.

Net income increased by $0.5 million, or 55.7%, to $1.4 million for the six months ended June 30, 2017 from $0.9 million for the same period of last year.

After deducting net income attributable to non-controlling interest, net income attributable to Ossen Innovation increased by $0.5 million, or 60.2%, to $1.2 million for the six months ended June 30, 2017 from $0.8 million for the same period of last year. Earnings per share, both basic and diluted, were $0.06 for the six months ended June 30, 2017, compared to $0.04 for the same period of last year.

Balance Sheet and Cash Flows

As of June 30, 2017, the Company had cash and restricted cash of $7.6 million, compared to $6.9 million at December 31, 2016. Notes receivable were $nil as of June 30, 2017, compared to $15.3 million at December 31, 2016. Accounts receivable were $33.4 million as of June 30, 2017, compared to $37.3 million at December 31, 2016. The average days of sales of outstanding (DSO) were 120 days for the three months ended June 30, 2017, compared to 126 days for the year of 2016 as a result of lower average accounts receivable in the second quarter of 2017. The balance of prepayment to suppliers for raw materials totaled $70.8 million as of June 30, 2017, compared to $46.7 million at December 31, 2016. The Company had inventories of $19.4 million as of June 30, 2017, compared to $26.0 million at the end of 2016. Total working capital was $105.9 million as of June 30, 2017, compared to $101.6 million at December 31, 2016.

Net cash provided by operating activities was $2.1 million for the six months ended June 30, 2017, compared to $7.8 million for the same period of last year. Net cash used in investing activities was nil for the six months ended June 30, 2017, compared to $11,473 for the same period of last year. Net cash used in financing activities was $3.2 million for the six months ended June 30, 2017, compared to $5.1 million for the same period of last year.

Recent Developments

On July 20, 2017, the Company announced that it has entered into a Share Exchange Agreement (the "Exchange Agreement") with America-Asia Diabetes Research Foundation (the "Foundation"), a California corporation that owns 90.27% of the equity interests of San MediTech (Huzhou) Co. Ltd. ("San MediTech"), a China-based medical device company engaged in the research, development and marketing of glucose control products, and the shareholders of the Foundation (the "Selling Shareholders"). Pursuant to the Exchange Agreement, the Company has agreed to acquire all of the issued and outstanding equity interests of the Foundation in exchange for up to 81,243,000 of the Company's ordinary shares (the "Acquisition").

On September 6, 2017, the Company announced the final voting results for each of the proposals considered at the Company's special meeting that was held on September 5, 2017 (the "Meeting"). At the Meeting, the Company's shareholders approved the Company's proposed acquisition of the Foundation and the sale of the Company's existing business and operations to an affiliate of the Company's Chairman, Dr. Liang Tang (collectively, the "Transactions"). A total of 17,333,601 ordinary shares, representing approximately 87.6% of the Company's issued and outstanding ordinary shares, were represented at the Meeting. Dr. Tang abstained from voting all of the 11,850,000 shares he holds, as previously disclosed by the Company.

On November 7, 2017, San MediTech's new mobile dynamic continuous glucose monitoring ("CGM") system has been approved by the China Food and Drug Administration (the "CFDA"). As previously disclosed, due to the delay of the CFDA's approval for the new generation product and the expiration of the old generation products' CFDA license earlier this year, San MediTech's sales in 2017 had been adversely affected; thus, the previously agreed earn-out target was impractical. On November 13, 2017, the Company entered into the second amendment to the Exchange Agreement with the Foundation (the "Second Amendment"). Pursuant to the Second Amendment, (a) the revenue target of $6,470,588 was changed from year 2017 to year 2018, and (b) in the event that there is a termination of the Exchange Agreement by the Company pursuant to certain conditions, Howard Gang Hao and Ken Yiming Hao, principle shareholders of the Foundation, shall jointly and severally, (i) transfer to the Company 3,434 ordinary shares of the Foundation or (ii) pay to the Company a termination fee in cash equal to the fair market value of 3,434 ordinary shares of the Foundation but not less than $5,600,000 (the "Sellers Termination Fee"). The Company intends to file amended proxy and hold another special shareholders' meeting for shareholders to vote on the Second Amendment. The transactions have not yet closed as of the date hereof.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. Furthermore, there can be no assurance that the conditions to close the transactions will be satisfied or waived.  All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:
Ossen Innovation Co., Ltd.
Wei Hua, Chief Executive Officer
Email: int.tr@ossengroup.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2017	2016
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,163,063	$217,631
Restricted cash	5,459,378	6,703,242
Notes receivable – bank acceptance notes	-	15,280,381
Accounts receivable, net of allowance for doubtful accounts of $910,732 and $985,990 at June 30, 2017 and December 31,2016, respectively	33,401,672	37,298,465
Inventories	19,377,322	25,999,182
Advance to suppliers	70,813,394	46,729,285
Other current assets	208,090	197,319
Total Current Assets	131,422,919	132,425,505
Property, plant and equipment, net	4,202,522	4,447,063
Land use rights, net	3,609,815	3,571,183
TOTAL ASSETS	$139,235,256	$140,443,752

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$8,410,305	$9,586,276
Short-term bank loans	14,238,499	16,916,535
Accounts payable	394,033	1,504,863
Customer deposits	162,820	135,903
Income tax payable	264,639	594,795
Other payables and accrued expenses	1,750,098	1,740,474
Due to related party	-	3,886
Due to shareholder	347,499	307,499
Total Current Liabilities	25,567,893	30,790,231
Long-term bank loans	7,377,460	7,207,727
TOTAL LIABILITIES	32,945,353	37,997,958

Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued; 19,791,110 shares outstanding as of June 30, 2017 and December 31, 2016, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	6,259,060	6,123,022
Retained earnings	55,668,343	54,590,589
Treasury stock, at cost: 171,210 shares as of June 30, 2017 and December 31, 2016, respectively	(192,153)	(192,153)
Accumulated other comprehensive income	(1,913,240)	(4,378,873)
TOTAL SHAREHOLDERS' EQUITY	93,993,465	90,314,040
Non-controlling interest	12,296,438	12,131,754
TOTAL EQUITY	106,289,903	102,445,794
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$139,235,256	$140,443,752

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Unaudited)

	FOR THE THREE MONTHS ENDED JUNE 30,		FOR THE SIX MONTHS ENDED JUNE 30,
	2017	2016	2017	2016

REVENUES	$26,432,478	$23,431,553	$52,015,016	$53,519,492
COST OF GOODS SOLD	23,428,448	20,975,585	47,238,355	47,936,038
GROSS PROFIT	3,004,030	2,455,968	4,776,661	5,583,454
Operating Expenses:
Selling and distribution expenses	126,007	185,410	278,025	417,636
General and administrative expenses	1,048,539	1,341,587	2,167,966	2,709,453
Total Operating Expenses	1,174,546	1,526,997	2,445,991	3,127,089
INCOME FROM OPERATIONS	1,829,484	928,971	2,330,670	2,456,365
Other Income (Expenses):
Financial expenses, net	(395,972)	(803,050)	(802,485)	(1,640,523)
Other income (loss), net	(1,106)	239,564	6,148	272,743
INCOME BEFORE INCOME TAXES	1,432,405	365,485	1,534,332	1,088,585
INCOME TAXES	(156,606)	(59,088)	(155,856)	(203,302)
NET INCOME	1,275,799	306,397	1,378,476	885,283
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	111,722	10,658	164,684	127,540
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	1,164,077	295,739	1,213,792	757,743
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss), net of tax	1,764,550	(3,136,552)	2,465,633	(2,434,689)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	1,764,550	(3,136,552)	2,465,633	(2,434,689)
COMPREHENSIVE INCOME (LOSS)	2,928,626	(2,840,813)	3,679,425	(1,676,946)

EARNINGS PER ORDINARY SHARE Basic and diluted	$0.06	$0.02	$0.06	$0.04
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING Basic and diluted	$19,791,110	$19,805,934	$19,791,110	$19,817,362

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,378,477	$885,283
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	390,662	472,630
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	3,896,793	4,242,725
Inventories	6,621,860	(2,907,190)
Advance to suppliers	(24,084,109)	(3,469,259)
Other current assets	(10,771)	535,750
Notes receivable - bank acceptance notes	15,280,381	8,010,228
Increase (Decrease) In:
Accounts payable	(1,110,830)	(1,043,280)
Customer deposits	26,917	232,071
Income tax payable	(330,156)	(77,156)
Other payables and accrued expenses	9,624	963,277
Due to related party	(3,912)	(61,712)
Due to shareholder	40,000	20,000
Net cash provided by operating activities	2,104,935	7,803,367

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	0	(11,473)
Net cash used in investing activities	0	(11,473)

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in restricted cash	1,243,864	1,029,291
Proceeds from short-term bank loans	1,477,061	6,365,889
Repayments of short-term bank loans	(4,515,711)	(6,114,357)
Proceeds from notes payable-bank acceptance notes	6,121,021	10,938,743
Repayment of notes payable-bank acceptance notes	(7,505,538)	(17,287,804)
Repurchase of common share	-	(36,810)
Net cash used in financing activities	(3,179,303)	(5,105,048)

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(1,074,369)	2,686,846
Effect of exchange rate changes on cash	3,019,801	(3,082,086)
Cash and cash equivalents at beginning of period	217,631	812,277
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,163,064	$417,037

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$481,205	$480,567
Interest paid	$776,257	$1,351,278
Non-cash transactions:
Appropriation to statutory reserve	$136,038	$91,444